SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, Colorado 80111

Telephone: 1-303 292-3883

Facsimile: 1-303 296-8880

hfs@schlueterintl.com

August 30, 2022

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Neo-Concept International Group Holdings Limited.
Registration Statement on Form F-1, Submitted Confidentially

Ladies and Gentlemen:

On behalf of our client, Neo-Concept International Group Holdings Limited (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”), which is being submitted via EDGAR simultaneously with this transmittal letter. The Draft Registration Statement relates to the planned initial public offering of ordinary shares, $0.0001 par value, of the Company. The exhibits to the Draft Registration Statement will be submitted in subsequent submissions or filings.

The Company is submitting the Draft Registration Statement on a confidential basis in accordance with Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) and confirms that (i) it is an “emerging growth company,” as defined in the Securities Act, (ii) the Company’s common equity securities have not been sold pursuant to an effective registration statement, and (iii) the Company will publicly file the initial confidential submission and all amendments thereto no later than 15 days prior to the date the Company first conducts a road show for its proposed initial public offering.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Patrick Wong of WWC, P.C. at (650) 638-0808 (email: patrick@wwccpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	Neo-Concept International Group Holdings Limited.
Univest Securities, LLC
Hunter Taubman Fischer & Li LLC CFN Lawyers
WWC, P.C.